April 22, 2011

Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Philadelphia, Pennsylvania 19109

Re: Rochdale High Yield Advances Fund LLC
        File No. 811-22539

Dear Ms. Corsell:

        We have reviewed the registration statement on Form N-2 for the Rochdale High Yield
Fund (the "Fund"), filed with the Commission on March 25, 2011. We have the following
comments.

General

        The Fund will invest indirectly in litigation purchase proceeds contracts ("contracts"). It
appears from the disclosure that the Fund will purchase a single Portfolio Note secured by
interests in the contracts from a Special Purpose Entity ("SPE") controlled by Peach Holdings,
and that several other entities controlled by Peach Holding (collectively, the "Peach entities")
will be involved in the purchase, securitization, holding and servicing of the contracts. Please
provide the staff with your legal analysis of why the Fund's investment and the contracts meet
the definition of a security under the securities laws, how the Fund meets the definition of an
investment company under section 3 of the Investment Company Act of 1940 ("1940 Act")and
why the SPE is not an investment company under the Act. Your analysis should discuss how the
contracts will be purchased, and the degree to which whole versus partial interests in contracts
will be purchased. Include in your analysis why the Fund is not excepted from the definition of
investment company by section 3(c) (5) (A) of the 1940 Act. In addition, please explain why the
offering should not be considered an offering of the SPE's securities, requiring, among other
things, management of the SPE to sign the registration statement. Will the SPE sell or issue any
of its securities to any other entities or individuals?

        Please advise the staff whether the Fund requested an interpretation or ruling from the
IRS regarding its proposed operations, including whether it could qualify as a RIC and the
material tax aspects for an investor in the Fund. Also advise the staff whether FINRA has passed
upon the terms of the offering.

        Please provide us with your legal analysis on the regulations, if any, applicable to the
Fund and the Peach entities, under the laws and regulations of the states in which they intend to
do business. In particular, confirm to us that the Fund's and the Peach entities' proposed
operations are fully consistent with the laws and regulations of the states in which they intend to
do business. Do the Fund and/or the Peach entities have any written approvals from the
applicable state agencies or legal opinions from Fund counsel?

Please advise us whether the Fund will disclose information about the contracts securing the Portfolio Note to unitholders in its periodic reports. Will each contract be identified and a summary of pertinent data be included? Advise us what confidential information the Fund will receive about each claimant, and whether the claimant consents to the dissemination of that information by the Fund.

Given the lack of a readily available market price for the contracts, the ability of the Fund to fair value the Portfolio Note is critical. The disclosure on pages 49-50 appears to indicate that the Fund's fair value methodology will be done by a committee that is expected to include officers of the adviser. The disclosure also indicates that, in general, the committee will rely on information about the contracts provided by Peach entities. Please advise the staff what information the committee will receive. The staff does not believe that reliance on values given the Fund by the SPE and/or its managers is sufficient to satisfy the requirement of "good faith" for the purpose of determining fair value. In order for the Fund to comply with the Commission's requirements concerning portfolio valuation, the offering document must contain a clear and detailed description of the policies and procedures the Fund's board of directors has approved for determining fair value. *See Letter to Craig S. Tyle*, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (December 8, 1999); *Letter to Craig S. Tyle*, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (April 30, 2001); Accounting Series Release No. 113, Financial Reporting Codification (CCH) s 404.04 (Oct. 21, 1969); and Accounting Series Release No. 118, Financial Reporting Codification (CCH) Section 404.03 (Dec. 23, 1970).

Please advise the staff in detail how the Fund will fair value the contracts. How long have the methodologies to be employed by the Fund been used to value contracts? How closely did the valuations correlate to the actual payments under the contracts? Will the methodology employed by the Fund take into account unknown factors? Explain more fully how the Fund will value a contract, where there are no reliable valuations, and there is inadequate information about the claimant. What relationship will the Fund's purchase price bear to the fair market value of the contracts? The methodology used by the Fund also needs to be filed as an exhibit to the registration statement; also include as an exhibit the methodology used by any valuation firms employed on behalf of the Fund.

Does the Fund have any policies to limit the amount of assets the relevant Peach entity may invest in the securities of any one issuer? In your discussion, please address the issue whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more issuers. Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, should investors be given additional information about the entities obligated to make payments on the contracts in which the Fund indirectly invests? Do the entities need to be identified? Should investors have access to pertinent financial information?

Why are so many Peach entities involved in the purchase, securitization, holding and servicing of the contracts? Does the Fund believe each one is necessary? If so, why?

Given the presence of the term "High Yield" in the Fund's name, should the Fund not have a policy of investing at least 80% of total assets in high yield securities, or "junk bonds"?

Why does not the filing of the Fund's Offering Memorandum with the SEC make the offering available to the general public?

Offering Memorandum

Cover Page

Please include the following significant risks associated with an investment in the Fund on the cover page to the offering memorandum:

- Investing in contracts is highly speculative,
- The market for contracts is relatively new and is undergoing change;
- Contracts are illiquid and cannot be readily sold;
- Because there is no readily available market price for the contracts, valuation of the Fund's Portfolio Note, and the calculation of its net asset value, involves many assumptions and has the risk that the valuation may be wrong;
- Investing in contracts involves other risks, such as the Fund may not be able to collect on the contracts; and
- Please conform the pricing table to the requirements of Item 1.1.g. of Form N-2.

What is the meaning of "from time to time" as used in the disclosure pertaining to repurchase of units? Does the Fund plan to have regular tender offers? If so, please provide more detail as to when and how often they will occur. Disclose the conditions in which the Board will not consider a tender offer and estimate how often and for how long they are expected to exist.

Why is the Off-Shore Feeder being formed? Why will subscriptions in the Fund by the Off-Shore Feeder not count towards the $25 million minimum? Who will invest in the Off-Shore Feeder? Quantify the "substantial amount" the Off-Shore Feeder will invest in the Fund. Given the purchase of Fund units by the Off-Shore Feeder, how can this be characterized as a private offering?

Please confirm the following with respect to the Off-Shore Feeder:

- The Fund, and no other person, will control the Off-Shore Feeder; and the Board of Directors of the Fund will conduct the management and business of the Off-Shore Feeder and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities
- The Fund will not in any way use the Off-Shore Feeder to evade the provisions of the Act or the Investment Advisers Act of 1940
- The relationship of the Fund, GF-2010-1 and the Off-Shore Feeder will comply with section 12(d)(1)(E) of the Act

- The assets of the Off-Shore Feeder will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of Section 17(f) of the Act
- The Off-Shore Feeder will maintain duplicate copies of its books and records at an office located in the United States, and the Commission and staff will have access to the books and records consistent with the requirements of section 31 of the Act and the rules thereunder.
- The Off-Shore Feeder will designate its custodian as agent for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Off-Shore Feeder will consent to the jurisdiction the U.S. Courts and the Commission over it. *See* Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC (April 30, 2004).

Footnote 1 to the pricing table indicates that the Fund may distribute units through other brokers or dealers, yet disclosure elsewhere indicates the units will be available only to accredited investors that have established a client relationship with Rochdale. Please explain to us how the two statements are consistent. Please explain why RIM Securities LLC is not an underwriter.

Please explain why the registration, issuance and distribution expenses referenced in footnote 2 are not a sales charge.

Summary of Fund Expenses (p. 4)

Please conform the fee table to Form N-2's requirements. Include unitholder transaction expenses. Please clarify what is meant by "Service Fee"; the registration statement does not contain sufficient disclosure, and it appears that the fee may be duplicative of the Investment Management Fee. Please delete "Estimated" from the Annual Expenses line of the fee table, as only other expenses are estimated.

The fee table should contain a line item for total annual fund operating expenses.

Please delete the last sentence of the narrative disclosure preceding the table.

Please disclose to the staff all items included in Other Expenses. Why is the estimate based on net assets of $50 million?

The fee table discloses that the "Other" annual operating expenses will aggregate 110 basis points. In your response letter, please provide us with the assumptions and calculations for that amount.

Are the costs associated with the offering and organization of the Fund, referenced in footnote 3 to the fee table, included in the fee table? The explanation of the Adviser's recoupment rights set forth in footnote 3 is confusing; please clarify.

Please delete footnote 1 to the example.

The Fund (p. 7)

Please state the following prominently in this section:

- The Fund will invest in a single note from a single issuer;
- The note is expected to pay interest at a rate of 9.25%;
- The note is only required to be paid to the extent the seller of the note receives money from the contracts;
- The contracts will only pay the SPE to the extent the parties to the contracts win or make favorable settlements of litigation;
- If the pool of contracts do not return enough to pay principal and 9.25% annual percentage rate interest, the Fund will lose money; and
- The Fund will never get more than principal amount and 9.25% interest, even if the Peach entities receive more than anticipated from the contracts.

Please provide the staff with copies of the litigation purchase contracts. Please also provide the financial statements of the SPE.

Please delete the last sentence of the third paragraph of this section, as the Fund does not have unfettered authority to sell some or all of the Portfolio Note. Clarify that the Portfolio Note is illiquid.

Management of the Fund; ... (p. 9)

The Advisor

Why do the arrangements described in the last two paragraphs of this section not constitute violations of Section 17 (d) of the Act?

Please summarize on the cover page the disclosure in the last paragraph of this section regarding the Adviser's relationship with the Off-Shore Feeder and resulting control of the Fund.

Please describe in this section the services the Adviser will perform for the Fund.

Investment Objective and Strategy (p. 10)

The second paragraph of this section discusses a purported historical lack of correlation between the asset class in which the Fund will invest and the performance of the equity markets, as well as volatility less than that of high-yield fixed-income investments, yet references only the past five years. This is a statistically insignificant time period. Accordingly, please delete the disclosure, or explain why it is appropriate. The remainder of the second paragraph does not include disclosure of the Fund's objective and strategies; accordingly, please move it to an appropriate location.

Will the Fund use leverage during the first 12 months of operations? If so, please clarify that the Fund *will* use leverage, and disclose all expenses to unitholders arising from the use of each type of leverage the Fund will employ. Please disclose each type of leverage the Fund will employ, and disclose the principal risks of each type of leverage. Please disclose the maximum amount the Fund may leverage through preferred shares. Please include in the disclosure a table illustrating the effect of leverage on the return to a unitholder of the Fund.

What notice will the Fund give to unitholders in the event the Board changes the Fund's investment objective?

What, if any, market exists for the Portfolio Note? What restrictions are placed on the Fund's ability to sell the Portfolio Note? Is it misleading to suggest the Fund may be able to sell the Portfolio Note?

About the SPE and its Affiliates (p. 11)

To improve the clarity of the disclosure, please include a diagram identifying each entity in the investment chain described in this document, from the claimants to the Fund.

Disclosure in the second paragraph indicates that Peach Holdings, LLC will be the grantor of Dura Rock LF Trust; please explain what this means in the context of Peach Holdings' corporate structure. Please define SUBI in this paragraph.

Are the fees and expenses of the Peach entities reflected in the fee table? If not, why not?

About the Collateral and the Fund's Security Interest (p. 13)

Disclosure indicates the aggregate face value of the underlying contracts as of March 31, 2011 will equal at least 117.6% of the principal amount of the Portfolio Note. Is this enough to cover principal and any losses due to non-collection or failure to prevail in litigation? How was the figure derived?

Please define "aggregate Face Value of the Underlying Contracts" and explain how it is determined.

What are the Fund's remedies in the event any individuals or entities in the investment chain from the claimants to Dura Rock were to default?

About Litigation Proceeds Purchase Contracts (p. 15)

In order for the investor to understand the nature of investing in contracts, please expand the disclosure here, or in another location deemed more appropriate by you, and discuss the nature of the contract market, the participants, the depth of the market, and a comparison of the contract market to other markets in which American consumers typically invest, both today and over the recent past.

What is the relationship between the contract purchase price paid to the claimant and the value placed on the contract at the time of its inclusion in the portfolio of contracts linked to the

Portfolio Note? Between the price paid by the Adviser or Fund and the valuation of the Fund's assets? Will the Fund be able to determine the price paid to the claimant by any intermediaries? Please explain.

About the Pool of Underlying Contracts (p. 20)

The Adviser's selection criteria

The disclosure indicates the Adviser will perform a due diligence review of the contracts, and describes the process in some detail. The employees of the Adviser identified in the disclosure appear not to possess any relevant experience. Who will actually perform the due diligence reviews? What relevant experience do these individuals possess? How many contracts will be reviewed, by how many people, and in how much time? In light of the Adviser's apparent lack of relevant experience, consider whether each item of disclosure in the registration statement that relates to the abilities of the Adviser is accurate. If the responsibilities attributed to the Adviser will, in whole or in part, be discharged by others, please provide appropriate disclosure.

As it appears that the Adviser will rely heavily on Peach entities in valuing the contracts, please disclose prominently the Peach entities' conflict of interest in providing valuation assistance to the Fund.

Risk Factors (p. 28)

Please define champerty in plain English.

Please provide disclosure of the risk of dilution of unitholder interests.

Potential Risk Associated with Interest Rate Transactions and Leverage

Please include disclosure that during periods in which the Fund is using leverage, the fees paid to the Adviser for investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund's gross assets, including the proceeds from the issuance of preferred shares and/or borrowings. Also disclose that the Fund's issuance of preferred shares may alter the voting power of unitholders.

Disclose that capital raised through leverage will be subject to distribution and/or interest payments, which may exceed the income and appreciation on the assets purchased and that the issuance of preferred shares involves offering expenses and other costs and may limit the Fund's freedom to engage in other activities. Disclose that leveraging is a speculative technique that will increase the Fund's exposure to capital risk.

Net Asset Valuation (p. 49)

What is the basis for the statement that the Valuation Committee is not required to be composed entirely of independent directors?

It appears that the Adviser will rely heavily on the Peach entities for valuation information. What, if anything, will the adviser or the Board do to confirm independently the valuation figures provided by the Peach entities? What information will the Adviser obtain from the Peach entities?

SAI

Please state that the fundamental investment restriction on borrowing *will* be deemed violated as a result of any subsequent change in the market value of the Fund's assets.

Please clarify the Fund's concentration policy by indicating that the Fund will not concentrate in any industries other than the factoring and litigation proceeds purchase contracts industry.

Please indicate in the header to the last column in the table required by Item 18.1. of Form N-2 that the disclosure in the column pertains to other directorships held by the director *within the past five years*.

Concluding Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response to this letter should be in the form of an amendment to the registration statement. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all required information. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

*   *   *   *   *   *

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel